Merrill Lynch and Taiwan Stock Exchange "Taiwan, Technology and Beyond Conference" Craig DeYoung - VP IR and Corporate Communications Taipei, Taiwan March 17, 2009

Safe Harbor "Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of credit market deterioration on consumer confidence and demand for our customers' products, competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

ASML - the world's largest supplier of lithography equipment Source: Semi & ASML Leadership in immersion for volume chip manufacturing ASML Canon Nikon East 65 35 0 West North ASML 65% Nikon + Canon 35% ASML AMAT TELL KLA East 22 32 25 11 10 West North KLA Tencor ASML Tokyo Electron Lam Research Applied Materials Top 5 semiconductor equipment suppliers Market share 2008 (est)

Company Overview Technology leader - immersion lithography for 55 nm and beyond Market share - 65% world wide estimated 2008 Solid Balance sheet - € 1.1B gross cash end 2008 Employ a flexible cost model Company focus Maintaining high level R&D spend to maintain/expand technology leadership and market position Maintaining € 1B gross cash balance Exercise operational flexibility to maintain company financial health

Agenda Market Driving technology Summary and Strategy

Market

IC market fell further in December (-15% YoY) Final 08-07 YoY IC unit growth ended at 2.8% Source: WSTS, ASML, Last data point: December 2008 IC revenue and unit sales history 4 6 8 10 12 14 16 18 20 22 Jan-04 Jan-05 Jan-06 Jan-07 Jan-08 IC Sales [B USD/Units] -30% -20% -10% 0% 10% 20% 30% 40% 50% YoY Growth [%] YoY Seasonal adjusted IC revenue growth YoY Seasonal adjusted IC unit growth Revenue IC seasonally adjusted Units IC seasonally adjusted Revenue 3mma Units 3mma IC unit sales compared with year before - 20 40 60 80 100 120 140 160 180 1 2 3 4 5 6 7 8 9 10 11 12 Month Units [B] -20% -15% -10% -5% 0% 5% 10% 15% Growth [%] 2007 Cumm 2008 Cumm Growth YTD YoY-3mma

Sharp inventory reduction in December, despite low IC sales, could indicate burn of OEM inventories & good Christmas sales IC inventory 3mma IC unit sales corrected for inventory 3mma IC unit sales 3mma IC # Inventory-sales ratio Source: VLSI Research, ASML, December 2008 0 20 40 60 80 100 120 0 5 10 15 20 25 Mar - 00 Sep - 00 Mar - 01 Sep - 01 Mar - 02 Sep - 02 Mar - 03 Sep - 03 Mar - 04 Sep - 04 Mar - 05 Sep - 05 Mar - 06 Sep - 06 Mar - 07 Sep - 07 Mar - 08 Sep - 08 IC inventory [days] 3mma IC unit sales / Inventory [Bio. units] 3mma IC unit sales, inventory and inventory days monthly IC inventory based on 3mma IC ASPs 3mma IC unit Sales 3mma IC unit sales corrected for Inventory 3mma based IC # Inventory days

DRAM fab capacity evolution - adjustments for falling demand Source: ASML Jan '09 ^ Declining due to 200 mm retirement & 300 mm temporarily cut-backs, i.e. expected to extend into Q1/09 ^ Further extension of cut-backs will depend upon demand/supply balance ^ Technology conversion towards 5x nm DRAM Fab Capacity Split by Node BASED ON CUSTOMER INPUTS 0 200 400 600 800 1000 1200 1400 1600 Q1-07 Q2-07 Q3-07 Q4-07 Q1-08 Q2-08 Q3-08 Q4-08 Q1-09 Wafer Capacity [300 mm equiv. KWSM] 9x nm -200 mm 8x nm -200 mm 9x nm 8x nm 6x nm 5x nm 4x nm

DRAM prices recovering as a result of capacity reductions & Qimonda's announcement, spot price close to cash-cost levels


MAIN DRAM SPOT & CONTRACT PRICES (01/2008 - 2009YTD)
512Mb DDR2 667 SPOT PRICE
512Mb DDR2 667 CONTRACT PRICE
1Gb DDR2 667 SPOT PRICE
1Gb DDR2 667 CONTRACT PRICE
300 mm cash-costs for 5x nm 1 Gb DRAM
Chip ASP [$US]
10
1
0.1
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
DATE

Source: DRAM Exchange (02/2009)

/ Slide 10

ASML

NAND fab capacity evolution - adjustments for falling demand Source: ASML Jan '09 ^ Declining due to 200 mm retirements & 300 mm temporarily cut-backs, i.e. expected to extend into Q1/09 ^ Further extension of cut-backs will depend upon demand/supply balance ^ Technology conversion towards 4x nm NAND Fab Capacity Split by Node BASED ON CUSTOMER INPUTS 0 200 400 600 800 1000 1200 Q1-07 Q2-07 Q3-07 Q4-07 Q1-08 Q2-08 Q3-08 Q4-08 Q1-09 Wafer Capacity [300 mm equiv. KWSM] 7x-200 mm 6x-200 mm 5x-200 mm 7x nm 6x nm 5x nm 4x nm 3x nm

NAND prices keep recovering as a result of capacity & inventory reductions, spot price higher than 4x nm cash-cost levels


MAIN NAND SPOT & CONTRACT PRICES (01/2008 - 2009YTD)
8Gb NAND SLC SPOT PRICE
8Gb NAND MLC SPOT PRICE
16Gb NAND SLC SPOT PRICE
16Gb NAND SLC CONTRACT PRICE
16Gb NAND MLC SPOT PRICE
16Gb NAND MLC CONTRACT PRICE
300 mm cash-costs for 4x nm 16 Gb MLC NAND
Chip ASP [$US]
100
10
1
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
DATE

Source: DRAM Exchange (02/2009)

/ Slide 12

ASML

Macro and sector trend summary NAND Investments stop with 20% capacity reductions expected in Q1 First signs of chip price recovery Continued ramp of 4x nm and slow 3x nm ramp DRAM Capacity reductions will result in a 30% cut since Q1 '08 matching falling demand - Utilizations appear to be at approx 60% average First signs of chip price recovery Investments stop at customers awaiting Taiwanese manufacturers consolidation Slow 5x nm transition by tier 2 manufacturers, cash limitations Foundry Utilization falling sharply in line with demand Slow 4x nm transition Litho market visibility remains very low, as customers are implementing severe production cut-backs to avoid large inventories and stabilize chip prices during reduced end demand. Technology transitions are impeded by lack of demand and tight financing

Driving technology

Customer roadmaps and technology solutions 2007 2008 2009 2010 2011 2012 2013 2014 2015 DRAM (Node = hp) 65 55 45 38 32 28 NGM 22 NAND (Node = hp) 55 45 32 28 22 NGM 22 NGM 18 MPU (Node/hp) 45/80 32/60 22/40 15/30 LOGIC (Node / hp) 45/70 32/50 22/35 15/25 DPT / EUV EUV Single Expose XT:1950i NXT:1950i NXE:3300 Implementation Dates in Volume production

DRAM operating margins well correlated to most advanced technology node Source: DRAMeXchange (10/08), ASML Marketing (Fab dBase) Operating Margins of main DRAM Manufacturers (Q1/06 - Q3/08) -120% -100% -80% -60% -40% -20% 0% 20% 40% 60% Q106 Q206 Q306 Q406 Q107 Q207 Q307 Q407 Q108 Q208 Q308 Operating Margin [% of Sales] Samsung Hynix Micron Qimonda Elpida ProMOS Powerchip Nanya Most advanced node in Q3/08: 5x nm 5x nm 6x nm 6x nm 6x nm 6x nm 6x nm 7x nm Operating Margins of main DRAM Manufacturers (Q1/06 - Q3/08) -120% -100% -80% -60% -40% -20% 0% 20% 40% 60% Q106 Q206 Q306 Q406 Q107 Q207 Q307 Q407 Q108 Q208 Q308 Operating Margin [% of Sales] Samsung Hynix Micron Qimonda Elpida ProMOS Powerchip Nanya Most advanced node in Q3/08: 5x nm 5x nm 6x nm 6x nm 6x nm 6x nm 6x nm 7x nm

NAND operating margins correlated to most advanced technology node too Source: DRAMeXchange (10/08), ASML Marketing (Fab dBase) Operating Margins of main NAND Manufacturers (Q1/06 - Q3/08) -80% -60% -40% -20% 0% 20% 40% 60% 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 Operating Margin [% of Sales] Samsung Hynix Micron Toshiba Volume node in Q3/08: 4x nm SE 4x nm SE 5x nm SPT 5x nm SE Operating Margins of main NAND Manufacturers (Q1/06 - Q3/08) -80% -60% -40% -20% 0% 20% 40% 60% 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 Operating Margin [% of Sales] Samsung Hynix Micron Toshiba Volume node in Q3/08: 4x nm SE 4x nm SE 5x nm SPT 5x nm SE

Product roadmap strengthening and holistic litho introduction supports customers low cost manufacturing drive Developments continue to support customer road maps TWINSCAN XTIV lower cost platform transition by end of 2009 Double patterning supported by TWINSCAN NXT multipurpose platform with substantially higher speed and overlay accuracy at 32 nm resolution and beyond High throughput EUV to support resolution of 22 nm and beyond Holistic lithography to enable continued aggressive scaling and optimize customer cost of ownership

Technology choice for critical layers: Driven by cost and technology availability Reticle cost based on 5000 wafers / mask usage Fixed Operating Source Chemical CVD Metrology Etch Clean Reticle 0.0 0.5 1.0 1.5 2.0 2.5 3.0 ArFi 193 nm Spacer DPT 193 nm Litho DPT EUV 193 nm Spacer DPT 193 nm Litho DPT EUV Normalized litho cost per layer 32 nm 22 nm 45 nm

Product pipeline Resolution: 32 nm Productivity to 200 wph Shipping 2009 Double patterning TWINSCAN NXT:1950 EUV TWINSCAN NXE:3100 Resolution: 22 nm and beyond Productivity to 140 wh Shipping 2010 TWINSCAN XT:1950Hi (body IV) Resolution: 38 nm Productivity to 148 wph Shipping 2009

ASML Holistic litho - A distinct differentiator ASML Holistic litho - A distinct differentiator Holistic lithography is the integration of wafer lithography, computational lithography and metrology, aimed at optimal imaging through the tuning of the process window, productivity, overlay and critical dimension uniformity (CDU) Holistic lithography to enable continued aggressive scaling and optimize customer cost of ownership

Summary/Strategy

Summary and strategy No IC production capacity added due to virtual capex freeze Semiconductor equipment market pickup currently impossible to predict ASML will maintain a level of production capacity which allows us to meet changing customer needs without lengthy lead times ASML will keep strategic R&D programs intact and in line with customer roadmaps with focus on high level of product differentiation ASML will drive improvement in long term cost structure during current slow business environment ASML will manage for positive cash generation at very low quarterly revenue levels Improved cost structure will make ASML leaner resulting in earlier and greater profitability